Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 25, 2010

Catalyst Paper announces amendment to the private exchange offer and consent solicitation for its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced that it has amended the terms of its private exchange offer and consent solicitation  (the “Exchange Offer”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”).

As a result of this amendment, an amended and restated offering memorandum (the “Amended Offering Memorandum”), reflecting the terms of the amended Exchange Offer, will be made available to Eligible Holders (as defined below) as soon as possible.

The terms of the amended Exchange Offer include the following:

•
Holders who validly tender and do not validly withdraw their Old Notes will receive, for each U.S. $1,000 principal amount of Old Notes accepted for exchange, (i) U.S. $830 in principal amount of Senior Secured Notes of Catalyst due December 15, 2016 (the “New Notes”), plus (ii) U.S. $50 in principal amount of the New Notes as an early tender premium to holders who validly tender and do not validly withdraw their Old Notes prior to a date to be specified in the Amended Offering Memorandum.

•	The New Notes will pay interest of 11% per annum.

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The New Notes will be secured on a first priority basis by all of Catalyst’s assets, subject to certain exceptions, and subject to the senior security interest in the property and assets which secure obligations under Catalyst’s existing CDN $330 million asset-based revolving credit facility (the “ABL Facility”) and the obligations under any derivatives transactions from time to time entered into by Catalyst (such property and assets subject to senior security interests of the ABL Facility, which primarily consists of working capital and the plant, property and equipment of Catalyst’s Snowflake mill, the “ABL Priority Lien

•	The New Notes will also be secured by a junior security interest in the ABL Priority Lien

•	The New Notes will be guaranteed on a senior basis, jointly and severally, by each of Catalyst’s restricted subsidiaries, subject to certain exceptions.

Catalyst has executed a support agreement (the “Support Agreement”) with an ad hoc group (the “Ad Hoc Committee”) of holders of the Old Notes holding U.S. $101,334,000 or 28.6% of the outstanding Old Notes.  The members of the Ad Hoc Committee have agreed to tender their Old Notes into the amended Exchange Offer, subject to the terms of the Support Agreement.

Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the close of business on January 22, 2010, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was approximately U.S. $29.35 million or 8.3% of the outstanding Old Notes.

The amended Exchange Offer will be subject to certain conditions, including the receipt of tenders and consents in respect of at least 95% of the outstanding aggregate principal amount of the Old Notes and the negotiation and execution of inter-creditor and other related agreements with the lenders under the ABL Facility arising from the issuance of the New Notes.

The consent solicitation set forth in the existing Exchange Offer will remain the same in the amended Exchange Offer.

At December 31, 2009, the Company had liquidity of $157.4 million, comprised of $83.1 million of cash, and availability of $74.3 million under the ABL Facility, after taking into account a covenant that requires Catalyst to maintain $35.0 million in availability under the ABL Facility. Total debt outstanding as at December 31, 2009 was $775.6 million, including $11.2 million of capital lease obligations and $112.9 million of non-recourse debt owed by a joint venture in which Catalyst has a 50.001% interest

The amended Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Exchange Offer will only be made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”).  In Canada, the amended Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”).

The information agent in connection with the Exchange Offer, MacKenzie Partners, Inc. can be contacted by the Eligible Holders to request the Amended Offering Memorandum at (212) 929-5500 or toll free at (800) 322-2885. Amended Offering Memorandum will only be provided to persons who can certify that they are Eligible Holders or that they are representatives acting on behalf of Eligible Holders. Genuity Capital Markets is acting as financial adviser to Catalyst.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURES.  OFFERS IN CONNECTION WITH THE AMENDED EXCHANGE OFFER

WILL BE MADE SOLELY BY THE AMENDED OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372